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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR DECEMBER 20, 2002

Cableuropa, S.A.U.
(Exact name of Registrant as specified in its Charter)

Cableuropa, S.A.U.
(Translation of Registrant's name into English)

333-10976
(Commission file number)

Edificio Belagua, calle Basauri 7-9
Urbanización La Florida
28023 Aravaca
Madrid, Spain
(Address of Registrant's principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        This announcement has been filed with the Securities and Exchange Commission (the "SEC") and is expressly incorporated by reference into the Offer to Purchase, filed with the SEC on November 20, 2002.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

20 December 2002

Cableuropa, S.A.U.
By:	/s/ RICHARD ALDEN
	Name:	Richard Alden
	Title:	Chief Executive Officer

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Exhibit Index

Exhibit No.	Description
99.1	Press Release of Grupo Corporativo ONO, S.A., dated 20 December 2002 announcing the Expiration of the Tender Offers for Notes issued by ONO Finance Plc and the Results of those Offers
99.2	Press Release of Grupo Corporativo ONO, dated 20 December 2002 announcing a 50% Cancellation of High Yield Debt as a result of the Tender Offer

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SIGNATURE
Exhibit Index